SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 14, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Corporate Taxpayer’s ID (CNPJ) 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON FEBRUARY 29, 2008

Date, time and place: February, 29, 2008, at 12:00 pm, at the Company’s headquarters, at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo. Call: Call was made by means of the annual schedule of meetings previously approved by the members of the Board of Directors. Quorum: Attendance of all the members of the Board of Directors. Presiding Board: Maria Cláudia Oliveira Amaro Demenato – Chairwoman and Flávia Turci – Secretary. Agenda and resolutions: 1) Approval of the time schedule for the disclosure and analysis of the results of year 2007, presented by the Board of Executive Officers, to wit: (i) Board of Directors’ resolution, on March 28, 2008; (ii) publication of the financial statements, on March 31, 2008; (iii) Annual General Meeting, on April 30, 2008; 2) Approval of the constitution of the Sustainability Executive Committee, linked to the Board of Executive Officers, since the “Sustainability” is seen as a strategic action for the Company. The proposals of the aforementioned Executive Committee that require the approval of the Company’s Board of Directors will be submitted to this Board by the Company’s Board of Executive Officers, pursuant to its Bylaws. Closure: Nothing else to be discussed, the meeting was adjourned and these present minutes were drawn up in summary format, read, and signed by all attending members. São Paulo, February 29, 2008. Chairwoman – Maria Cláudia Oliveira Amaro Demenato; Secretary – Flávia Turci. Board members: Maria Cláudia Oliveira Amaro Demenato, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Adalberto de Moraes Schettert, Luiz Antonio Viana, Pedro Pullen Parente, Roger Wright and Waldemar Verdi Júnior. (signed) Maria Cláudia Oliveira Amaro Demenato – Chairwoman, Flávia Turci – Secretary. Board members: Maria Cláudia Oliveira Amaro Demenato, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Adalberto de Moraes Schettert, Pedro Pullen Parente, Luiz Antonio Corrêa Nunes Viana Oliveira, Roger Wright and Waldemar Verdi Júnior. This is a free English translation of the original instrument drawn up in the Company’s records.

_______________________
FLÁVIA TURCI
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.